July 15, 2009

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, DC  20549

RE:      Manpower Inc.
    Form 10-K for the fiscal year ended December 31, 2008
    Filed February 20, 2009

    Form 10-Q for the quarter ended March 31, 2009
    Filed May 11, 2009

    File No. 1-10686

Dear Mr. Spirgel:

We have received your comment letter dated June 30, 2009.  Given the timing of our second quarter close and related Form 10-Q filing requirement, we would like to request an extension in responding to your comment letter until July 31, 2009.

Sincerely,

/s/Michael J. Van Handel

Michael J. Van Handel
Executive Vice President,
Chief Financial Officer